UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0080 Expires: March 31, 2018 Estimated average burden hours per response 1.00

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14310

GlassBridge Enterprises, Inc. / New York Stock Exchange

 (Exact name of Issuer as specified in its charter, and the name of Exchange where security is listed and/or registered)

1099 Helmo Avenue N., Suite 250, Oakdale, Minnesota 55128

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $.01 par value per share

 (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: GlassBridge Enterprises, Inc. is filing this Form 25 solely to remove its common stock, par value $0.01 per share, from listing on the New York Stock Exchange and not to remove such securities from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, GlassBridge Enterprises, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

7/31/2017	By: /s/ Danny Zheng	Interim Chief Executive Officer and Chief Financial Officer
Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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